Date 17 September 2001
Number  14/01

BHP BILLITON ADVISES MINIMAL IMPACT FROM POWER DISRUPTION
AT SOUTH AFRICAN ALUMINIUM SMELTERS

BHP Billiton advises that power was disrupted for a short period to its Bayside and Hillside aluminium smelters owing to unprecedented snowfalls in the northern KwaZulu Natal region in South Africa on Friday 14 September 2001.

Bayside operations returned to normal soon after the interruption. However the process of restoring production at Hillside led to the closure of some pots and about 20,000 tonnes of production may be lost as a result. Hillside's annual production capacity is 500,000 tonnes.


Further news and information can be found on our Internet site:
www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956 Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com


Mandy Frostick, Media Relations
Tel: +61 3 9609 4157    Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360    Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com


United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625    Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900




The BHP Billiton Group is headquartered in Australia